UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-36363

VISIONSYS AI INC

2 Hammarskjold Plaza, Room 10B

2nd Avenue, New York, NY 10017

Tel: +1 (929) 687-0368

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Departure of Independent Director

Mr. Rojitkumar Singh Sorokhaibam, an independent director of VisionSys AI Inc, a Cayman Islands company (the “Company”), resigned from his positions as the independent director, a member of the audit committee (the “Audit Committee”) and the compensation committee (the “Compensation Committee”), and the Chairman of the nominating and corporate governance committee (the “Nominating Committee”) of the board of director (the “Board”) of the Company, effective on February 9, 2026. His resignation was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Appointment of New Independent Director

To fill the vacancy created by Mr. Rojitkumar Singh Sorokhaibam’s departure, on February 10, 2026, the Board appointed Ms. Zunfeng Tang as an independent director, effective immediately. The Company’s Board has determined that Ms. Zunfeng Tang is “independent” as that term is defined in the rules of the SEC and the applicable rules of the NASDAQ Capital Market. Ms. Zunfeng Tang will serve as a member of the Audit Committee and the Compensation Committee, and the Chairman of the Nominating Committee of the Board.

The biographical information of Ms. Zunfeng Tang is set forth below.

Ms. Zunfeng Tang has served as Senior Foreign Trade Specialist at Beijing Huamao Import & Export Co., Ltd. since March 2018, where she manages the North America and Europe markets and develops client relationships through online and offline channels. She has consistently generated new business opportunities and maintained stable annual sales exceeding US$3 million. In this role, she oversees key aspects of foreign trade operations, including client engagement, contract execution, production coordination, logistics arrangements and delivery management. Prior to this role, Ms. Tang worked at Beijing Jinglian Shangtong Trading Co., Ltd. from July 2012 to February 2018, where she served as Foreign Trade Assistant and later Foreign Trade Agent, supporting business development, managing trade documentation and independently developing clients in the Asian market. Ms. Tang received her Bachelor’s degree in International Trade from Qingdao Qiushi Vocational College in 2011.

Ms. Zunfeng Tang does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The Company entered into an offer letter (the “Offer Letter”) with Ms. Zunfeng Tang, which establishes other terms and conditions governing her service to the Company. She will receive an annual base salary of $5,000 in cash. The Offer Letter is qualified in its entirety by reference to the complete text of the Offer Letter, which is filed hereto as Exhibit 99.1.

EXHIBIT INDEX

Number	Description of Exhibit
99.1	Offer Letter, dated February 10, 2026 by and between the Company and Zunfeng Tang

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VisionSys AI Inc

By:	/s/ Tianlong Wang
Name:	Tianlong Wang
Title:	Chief Executive Officer

Date: February 12, 2026

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